Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Spirit AeroSystems Holdings, Inc. for the registration of 200,000,000 shares of its common stock and 10,000,000 shares of preferred stock and to the incorporation by reference therein of our reports dated February 17, 2023, with respect to the consolidated financial statements of Spirit AeroSystems Holdings, Inc., and the effectiveness of internal control over financial reporting of Spirit AeroSystems Holdings, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2022, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Wichita, Kansas

November 7, 2023